UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 1)*

Green Dot Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D 102
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box below to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G - AMENDMENT 1

CUSIP No. 39304D 102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Jacques L. Wiener, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF	5	SOLE VOTING POWER 771,802 shares (1)
SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 771,802 shares (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 771,802 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Represents 175,000 shares of Class A Common Stock held directly by Jacques L. Wiener, III as his separate property, 229,379 shares of Class A Common Stock held by children individually who are members of the household of Mr. Wiener, held by trusts for the benefit of such children, or held by a limited liability company of which such children or such trusts are members, 105,634 shares of Class A Common Stock held by the Sophie Grace Wiener Trust U/A dated 8/19/03 or held by a limited liability company of which such trust is a member, 130,894 shares of Class A Common Stock held by the Katherine Elisabeth Shifke Trust U/A DTD 4/11/91 or held by a limited liability company of which such trust is a member, and 130,894 shares of Class A Common Stock held by the David Jacques Shifke Trust U/A dated 12/4/91 or held by a limited liability company of which such trust is a member. Jacques L. Wiener, III is a trustee or co-trustee for each of the trusts, other than his children's trusts. Each co-trustee has the sole and separate power to vote and/or dispose all of the shares comprising such trust's assets.

(2)	The percent of class is based on 30,161,742 shares of Class A Common Stock outstanding as of December 31, 2011.

SCHEDULE 13G - AMENDMENT 1

CUSIP No. 39304D 102	Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer:
Green Dot Corporation (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices:
605 East Huntington Drive, Suite 205 Monrovia, CA 91016
Item 2.
	(a)	Name of Person Filing:
Jacques L. Wiener, III (the “Reporting Person”)
	(b)	Address of Principal Business Office:
c/o Wiener Associates 333 Texas Street, Suite 2290 Shreveport, LA 71101
	(c)	Citizenship:
U.S.
	(d)	Title of Class of Securities:
Class A Common Stock, par value $0.001 per share
	(e)	CUSIP Number:
39304D 102
Item 3.	Not applicable
Item 4.	Ownership

The following information with respect to the ownership of the Class A Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2011. The Reporting Person disclaims beneficial ownership of the securities held in the trusts named in Footnote (1) of the cover page:

	(a)	Amount beneficially owned:
See Row 9 of cover page for the Reporting Person
	(b)	Percent of class:
See Row 11 of cover page for the Reporting Person

SCHEDULE 13G - AMENDMENT 1

CUSIP No. 39304D 102	Page 4 of 5 Pages

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See Row 5 of cover page for the Reporting Person
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for the Reporting Person
(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for the Reporting Person
(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for the Reporting Person
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Identification and Classification of Members of the Group
Not applicable
Item 10.	Certification
Not applicable

SCHEDULE 13G - AMENDMENT 1

CUSIP No. 39304D 102	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 9, 2012		/s/ Jacques L. Wiener, III
		Name:	Jacques L. Wiener, III